SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2010

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

Date:             June 29, 2011                       /s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010	4-17

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i	18
Schedule of Assets (Held at end of Year) as of December 31, 2010

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee
and the Participants in Marsh & McLennan Companies 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 29, 2011

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2010	2009
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

SHORT-TERM INVESTMENT FUND AT FAIR VALUE	$645,502	$648,166

INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	1,560,885,149	1,322,450,056

INVESTMENTS IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	950,855,720	890,538,094

TOTAL INVESTMENTS	2,512,386,371	2,213,636,316

NOTES RECEIVABLE FROM PARTICIPANTS	33,826,019	32,741,719

CONTRIBUTIONS RECEIVABLE	55,692	-

DIVIDENDS AND INTEREST RECEIVABLE	577,483	514,506

TOTAL RECEIVABLES	34,459,194	33,256,225
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	2,546,845,565	2,246,892,541

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS INCLUDED IN THE MASTER TRUST	(24,879,560)	(19,984,241)

NET ASSETS AVAILABLE FOR BENEFITS	$2,521,966,005	$2,226,908,300

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

INVESTMENT INCOME:
Dividends	$31,428,431
Interest	1,692,402
Net appreciation in fair value of investments	174,376,176
Plan interest in Master Trust	95,431,398

NET INVESTMENT INCOME	302,928,407

CONTRIBUTIONS:
Participant	132,267,829
Employer	63,273,393
Rollovers	15,586,268

TOTAL CONTRIBUTIONS	211,127,490

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(218,712,223)

INCREASE IN NET ASSETS	295,343,674

NET TRANSFERS TO THIS PLAN (NOTE 6)	3,018,589
NET TRANSFERS FROM THIS PLAN (NOTE 6)	(3,304,558)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,226,908,300

End of year	$2,521,966,005

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009 AND
FOR THE YEAR ENDED DECEMBER 31, 2010

(1)        Description of the Plan

General

The Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") is a defined contribution Plan with 401(k), 401(m) and Employee Stock Ownership Plan (“ESOP”) features, which allows eligible participants to contribute from their salary through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are at least 18 years of age and classified as a U.S. regular or temporary employee, paid from the U.S. payroll, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (the "Company" or “Marsh & McLennan Companies”), with the exception of any employee of Marsh & McLennan Agency LLC and its subsidiaries and affiliates, are eligible to contribute to the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation.  The after-tax contribution percentage limit is 15% of eligible compensation.  The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation.  Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Company.  The trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan.  Mercer Outsourcing, formerly known as Mercer HR Services (a subsidiary of the Company), is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Companies Benefits Administration Committee is the Plan Administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries.  All such costs as well as administrative expenses are borne directly by the Company.

Contributions

The Company makes company matching contributions, after completion of one year of service, of 50% on the first 6% of base pay that participants contribute to the Plan in any pay period.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations.  When a participant reaches the Internal Revenue Service (“IRS”) annual limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s compensation reaches the IRS compensation limit.

Participants are eligible to direct their Company matching contributions and all of their employee contribution account balances to any of the available investment options.  If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in a default fund within the Plan.  This default fund applies to both employer and employee contributions.  Since November 28, 2008, the BlackRock LifePath portfolios are the default funds within the Plan.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is credited for the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon.  Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions.  Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows:  0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service.  Participants who were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule:  0% if less than two years of service, 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service.  Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have at least one hour of service on or after January 1, 2006, vest in the Company’s matching contribution as follows:  0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $14,370 and $21,549, respectively.  The balances in forfeited and non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses.  During the year ended December 31, 2010, employer contributions of $1,752,651 were funded from forfeited nonvested accounts.

Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment.  Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account.  Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or, at the option of the participant, may be paid in full without penalty.  Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account.  Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

The preceding description of the Plan provides only general information.  Participants should refer to the Plan document and the Marsh & McLennan Companies Benefits Handbook via www.mmcpeoplelink.com  for a more complete description of the Plan’s provisions.

(2)        Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (the “FASB”) issued new guidance that adds new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  This guidance is effective for the first reporting period beginning after December 31, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan prospectively adopted the new guidance for 2010, except for the Level 3 reconciliation disclosures, which are required in 2011.  The adoption of this pronouncement in 2010 did not materially affect, and the future adoption of the remaining provisions of the pronouncement is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued guidance that requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value.  The Plan retrospectively adopted the new accounting in 2010.  The adoption did not have a material impact on the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.

Investment Valuation and Income Recognition
The Plan, along with the Mercer HR Services Retirement Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan, participates in the Master Trust.  The Master Trust includes Marsh & McClennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and short-term investments.  The fair value of the GICs and synthetic GICs are estimated (as discussed in Note 3).

In accordance with accounting guidance for reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and Deferred-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the guidance.

The Plan also has other investments outside the Master Trust that are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices.  Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments for these funds.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2010 and 2009 amounted to $638,187 and $179,685, respectively (Note 11).

(3)        Investments in Master Trust

The Plan, along with the Marsh & McLennan Agency 401(k) Savings & Investment Plan and the Mercer HR Services Retirement Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust holds investments consisting of Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”), and short-term investments. The Northern Trust Company (“Trustee”) holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund or the Putnam Fixed Income Fund.  At December 31, 2010, the Plan’s interest in the net assets of the Master Trust was approximately 98.9%.

The following table summarizes the net assets of the Master Trust as of December 31, 2010 and 2009:

	2010	2009
INVESTMENTS:
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$328,524,959	$283,341,711
Short-term investment fund at fair value	5,747,968	4,890,520
Receivable from sale of securities	1,111,320	751,755
	335,384,247	288,983,986

Putnam Fixed Income Fund
Guaranteed investment contracts at fair value	238,619,944	236,089,811
Security backed investment contracts at fair value	297,295,425	279,931,532
Short-term investment fund at fair value	90,164,414	91,193,712
Liability for expenses incurred	(125,029)	(118,746)
	625,954,754	607,096,309

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	961,339,001	896,080,295

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(25,260,492)	(20,164,658)

NET ASSETS OF THE MASTER TRUST	$936,078,509	$875,915,637

The ownership interests in the Master Trust as of December 31, 2010 and 2009 are as follows:

Marsh & McLennan Companies 401(k) Savings & Investment Plan	2010	2009
Investment in Marsh & McLennan Companies Stock Fund	$334,340,475	$288,873,570
Investment in Putnam Fixed Income Fund	591,635,685	581,680,283
Investment in Master Trust	$925,976,160	$870,553,853

Plan’s Percentage Interest in Master Trust net assets	98.9%	99.4%

Other Plans’ investment in Master Trust	$10,102,349	$5,361,784

Other Plans’ Percentage Interest in Master Trust net assets	1.1%	0.6%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2010:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$64,853,219
Dividends	10,093,559
Interest	21,375,110
Expenses	(445,248)
NET INVESTMENT INCOME	$95,876,640

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings & Investment Plan	$95,431,398
Other plans’ income from Master Trust	$445,242

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds.  The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2010 and 2009.  The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at net asset value as of the reporting date.

Putnam Fixed Income Fund Valuations
The fixed income fund consists of GICs, synthetic GICs and short-term investment funds.  The short-term investments funds primarily consist of high-grade money market instruments with short maturities that are reported at net asset value as of the reporting date.

The investments in GICs and synthetic GICs are part of the Putnam Fixed Income Fund (the “Fund”) managed by the Putnam Fiduciary Trust Company.  Investments in GICs and synthetic GICs (collectively, the “Investment Contracts”) are valued at contract value, as determined in good faith by the investment manager (contract value representing invested principal plus contractual interest earned thereon).

The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by plan participants at contract value.  In determining Investment Contracts’ fair value, factors such as the benefit responsiveness of the Investment Contracts and, with respect to synthetic GICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities, are considered.

Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the accounting guidance.  The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or commingled funds composed of such securities) owned by the Fund or, in the case of insurance company separate accounts, owned by the insurance company, that are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”).  The underlying securities of the synthetic GICs may be either held to maturity or the securities may be bought and sold during the life of the contract.  Under specified circumstances, the wrap provider provides liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate.  The crediting rate is designed to result in the accrual of income over time equal to the cumulative market return on the covered assets net of fees, but without the fluctuations in value typically associated with fixed income securities.  The crediting rate is calculated by a formula specified in each wrapper agreement and is typically adjusted quarterly depending on the contract.  The key factors that influence future crediting rates for wrapper contracts include:  the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the bonds that back the wrapper contract, and the duration of the underlying investments backing the contract.  Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate.  To the extent the Fund has unrealized and realized losses, the future crediting rates will be lower over time than the then-current market rates to account for this loss.  Similarly, if the portfolio generated realized and unrealized gains, future interest crediting rates will be higher over time than the then-current market rates.  Additionally, the level and timing of contributions allocated to, and withdrawals from the Fund affects the crediting rate and can result in a different crediting rate than would be the case if the level and timing of contributions and withdrawals were different.

All wrapped contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrapper issuers will pay to the Plan any shortfall needed to maintain the interest crediting rate at zero.  This protects the participants’ principal and accrued interest.  Additionally, the

Fund only purchases participating wrap contracts, meaning that future crediting rates will not be affected by participant withdrawals regardless of the market-to-book ratio of the contract at the time of the withdrawal.  Importantly, if the market value is below the book value at the time of the withdrawal, the wrap provider will make up the difference for that withdrawal so that the ratio of the market-to-book remains constant.

The only event or circumstance that would allow the issuers to terminate a fully benefit-responsive contract with the Plan at an amount different from contract value would be if they were provided with willingly fraudulent information about the Plan by Putnam Investment Management.  This would constitute a breach of contract and would allow for termination at a value that could be different from contract value.

The average yield of the Investment Contracts based on actual earnings was approximately 4.0% for the year ended December 31, 2010.  The crediting interest rate of the Investment Contracts based on interest rate credited to participants was approximately 4.0% and 3.3% at December 31, 2010 and 2009, respectively.

(4)      Fair Value Measurements

In accordance with guidance issued by the FASB, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Short term investment funds	$645,502	$-	$-	$645,502
Mutual funds:
Balanced/target retirement funds	60,507,862	-	-	60,507,862
Blend funds	33,146,323	-	-	33,146,323
Bond funds	176,122,312	-	-	176,122,312
Growth funds	397,404,325	-	-	397,404,325
International funds	197,008,047	-	-	197,008,047
Value funds	375,930,133	-	-	375,930,133
Total Mutual funds	1,240,119,002	-	-	1,240,119,002

Common collective trusts
Balanced/target retirement funds	-	122,477,090	-	122,477,090
Blend funds	-	157,660,625	-	157,660,625
Bond funds	-	40,628,432	-	40,628,432
Total Common collective trusts	-	320,766,147	-	320,766,147

Total	$1,240,764,504	$320,766,147	$-	$1,561,530,651

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$1,075,488,516	$-	$-	$1,075,488,516
Short-term investment fund	648,166	-	-	648,166
Common collective trusts	-	246,961,540	-	246,961,540
Total	$1,076,136,682	$246,961,540	$-	$1,323,098,222

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at quoted market prices at year-end.
•	Short-term investment funds: High-grade money market instruments valued at net asset value at year-end.
•	Common/collective trusts: Valued at the quoted market prices of the underlying investments at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Master Trust Assets
	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$328,524,959	$-	$-	$328,524,959
Short-term investment fund	95,912,382	-	-	95,912,382
Guaranteed investment contracts	-	238,619,944	-	238,619,944
Security backed investment contracts	-	297,295,425	-	297,295,425
Total Master Trust	$424,437,341	$535,915,369	$-	$960,352,710

	Master Trust Assets
	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$283,341,711	$-	$-	$283,341,711
Short-term investment fund	96,084,232	-	-	96,084,232
Guaranteed investment contracts	-	236,089,811	-	236,089,811
Security backed investment contracts	-	279,931,532	-	279,931,532
Total Master Trust	$379,425,943	$516,021,343	$-	$895,447,286

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on the active market where the securities are traded.
•	Short-term investment funds: High-grade money market instruments valued at net asset value at year-end.
•	Guaranteed investment contracts: Valued at fair value based on discounted future cash flows using comparable treasury yields plus a spread as of year-end.
•	Security backed investment contracts: Valued based on the market value of the underlying investments and the replacement cost of the wrap contract.

There were no significant transfers between levels in 2010 or 2009.

The following table provides additional information for investments in certain entities that report a net asset value per share (or its equivalent):

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

S&P 500 stock index fund (a)	$157,660,625	-	Daily	None
Target retirement funds (b)	122,477,090	-	Daily	None
Bond index fund (c)	40,628,432	-	Daily	None
	$320,766,147

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index.  The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide an appropriate blend of income and inflation protection for selected retirement years.  The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and yankee bonds, and mortgage-backed and asset-backed securities.  The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(5)     Exempt Party in Interest Transactions

The Plan has a short-term investment fund managed by the Northern Trust Company, the Plan’s trustee.  The balance in the fund at December 31, 2010 and 2009 was $645,502 and $648,166, respectively.  The Plan recorded interest income of $924 for the year ended December 31, 2010 related to this fund.

At December 31, 2010 and 2009, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 11,978,878 and 12,827,602 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer.  The fair value of the shares as of December 31, 2010 and 2009 was $327,502,533 and $283,233,447, respectively.  The cost of these shares at December 31, 2010 and 2009 was $279,685,842 and $299,448,691, respectively.  The Plan recorded dividend income of $10,076,858 for the year ended December 31, 2010 from shares of Marsh & McLennan Companies, Inc.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.  These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions.

(6)      Net Transfers to Other Plans

On February 1, 2010, the account balances of employees who participated in the Centrelink Insurance and Financial Services 401(k) Retirement Savings Plan (the “Centrelink Plan”), a Marsh, Inc. acquisition, were transferred to the Plan.  The amount transferred into the Plan was $2,444,726.

Effective February 16, 2010 a trailing transaction occurred regarding the merger of the Synhrgy HR Technologies, Inc. Retirement Plan (“Synhrgy Plan”) into the Plan. As a result, the remaining $10,061 of the Synhrgy Plan’s forfeiture account was merged into the Plan.

In 2010 certain employees transferred their balances between the Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan (“Agency Plan”).  The net amount transferred from the Plan to the Agency Plan was $3,304,558 and the amount transferred to the Plan from the Agency Plan was $563,802.

(7)     Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2010	December 31, 2009

Putnam S&P 500 Index Fund	$157,660,625	$138,671,038
American Funds EuroPacific Growth Fund	142,446,505	131,062,708
Dodge & Cox Stock Fund	201,841,021	189,484,407
T. Rowe Price Mid Cap Growth Fund	205,405,425	159,145,727
Pimco Total Return Fund	176,122,312	158,611,092

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Year Ended December 31, 2010

Mutual funds	$138,109,364
Common/collective trusts	36,266,812
$174,376,176

(8)        Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the IRC.  The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan filed an application with the IRS for a new determination letter on January 31, 2008.

(9)        Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10)      Other Matters

On November 18, 2009, the District Court for the Southern District of New York preliminarily approved a settlement between the Company and Plaintiffs regarding the ERISA Litigation alleging various fiduciary breaches against the Company and other alleged fiduciaries of the Plan.  On January 29, 2010, the court approved the settlement, in the aggregate amount of $35 million and on January 30, 2010, the court entered judgment, dismissing the case against all defendants.  The net settlement amount of approximately $22 million was provided to the Plan on September 29, 2010 and was allocated between members of the settlement class pursuant to a court-approved plan of allocation.  This amount is included in Employer contributions on the statement of changes in net assets available for benefits.

The Company, Putnam and certain of their current and former officers, directors and employees were defendants in a purported ERISA class action, brought by participants in the Plan. The action alleged, among other things, that, in view of the market-timing that was allegedly allowed to occur at Putnam, the investment of the Plan's funds in Marsh & McLennan Companies stock and the Putnam mutual funds was imprudent and constituted a breach of fiduciary duties to Plan participants. The action sought unspecified damages and equitable relief. The parties settled this matter in March 2010 for a nominal amount, and the Court dismissed the action on April 14, 2010.

(11)    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$2,521,966,005	$2,226,908,300
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,879,560	19,984,241
Less: Amounts allocated to withdrawing participants	(638,187)	(179,685)

Net assets available for benefits per the Form 5500, at fair value	$2,546,207,378	$2,246,712,856

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended
December 31, 2010:

Benefits paid to participants per the financial statements	$218,712,223
Add: Amounts allocated to withdrawing participants and
accrued on Form 5500	638,187
Less: Prior year amounts allocated to withdrawing participants	(179,685)

Benefits paid to participants per Form 5500	$219,170,725

Amounts allocated to withdrawing participants are recorded on
Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2010 but
not reflected as paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$295,343,674
Less: Amounts allocated to withdrawing participants	(458,502)
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,895,319

Net Income per Form 5500	$299,780,491

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H; PART IV LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
                                         EIN #36-2668272
                                    Plan #003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT-TERM INVESTMENT FUND	Common/Collective Trust	$645,502
	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	157,660,625
	PUTNAM BOND INDEX FUND	Common/Collective Trust	40,628,432
	BLACKROCK LIFEPATH INDEX 2015 FUND	Common/Collective Trust	18,082,816
	BLACKROCK LIFEPATH INDEX 2020 FUND	Common/Collective Trust	16,285,142
	BLACKROCK LIFEPATH INDEX 2025 FUND	Common/Collective Trust	17,414,404
	BLACKROCK LIFEPATH INDEX 2030 FUND	Common/Collective Trust	18,190,525
	BLACKROCK LIFEPATH INDEX 2035 FUND	Common/Collective Trust	14,300,834
	BLACKROCK LIFEPATH INDEX 2040 FUND	Common/Collective Trust	12,187,095
	BLACKROCK LIFEPATH INDEX 2045 FUND	Common/Collective Trust	8,277,701
	BLACKROCK LIFEPATH INDEX 2050 FUND	Common/Collective Trust	9,263,993
	BLACKROCK LIFEPATH INDEX 2055 FUND	Common/Collective Trust	12,268
	BLACKROCK LIFEPATH INDEX RETIREMENT	Common/Collective Trust	8,462,312
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	50,045,117
	PUTNAM MULTI-CAP GROWTH FUND	Registered Investment Company	26,365,316
	J HANCOCK INTERNATIONAL CORE FUND	Registered Investment Company	54,561,542
	DODGE & COX STOCK FUND	Registered Investment Company	201,841,021
	GOLDMAN SACHS CAPITAL GROWTH FUND	Registered Investment Company	59,300,011
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	84,355,985
	PIMCO TOTAL RETURN FUND	Registered Investment Company	176,122,312
	T. ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	205,405,425
	VANGUARD SELECTED VALUE ACCT FUND	Registered Investment Company	39,688,010
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	55,369,905
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	Registered Investment Company	142,446,505
	T. ROWE PRICE BLUE CHIP GROWTH FUND	Registered Investment Company	50,963,668
	VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND	Registered Investment Company	33,146,323
	VANGUARD WELLINGTON FUND	Registered Investment Company	60,507,862
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2033 at interest rates from 4% to 10.5%.	33,826,019
			$1,595,356,670

Note:  Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.